EXHIBIT 4 (b) (xxiii)

Private & Confidential
Scott Wheway

13 September 2022

Dear Scott,

LBG Board Committees Fees

Further to your appointment as a Non-Executive Director of Lloyds Banking Group plc, HBOS plc, Lloyds Bank plc and Bank of Scotland plc (together, the “Companies”) and as a Member of the Nomination and Governance Committees of the Companies and as a Member of the Board Risk Committees of the Companies, each with effect from 1 August 2022, this letter confirms that the annual fees payable in respect of your appointments has been updated as per below:

•Non-executive director base fee                             £82,000
•Chair of Insurance Boards (inclusive of Committee fees)             £321,500
•Additional fee for Membership of Board Risk Committees                 £34,300
•Additional fee for Membership of Nomination and Governance Committees     £16,100

Total fees payable:                                 £453,900

Please note that the terms and conditions described in your appointment letter dated 26 July 2022 also apply to these appointments.

Please do not hesitate to contact myself for assistance in any matters during the term of this appointment.

Yours sincerely

/s/ Robin Budenberg
Chair
For and on behalf of Lloyds Banking Group plc, HBOS plc, Lloyds Bank plc and Bank of Scotland plc and Scottish Widows Group Limited

EXHIBIT 4 (b) (xxiii)
I acknowledge receipt of the letter of which this is a copy and accept the terms of appointment.

Signed……/s/ Scott Wheway……………………………

Date………13 September 2022……..…………….......